WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 8
                       [GRAPHIC CONSISTING OF A LINE WITH
                 A DIAMOND-SHAPED SYMBOL IN ITS CENTER OMITTED]
                         Supplement Dated April 19, 2001
                      To Prospectus Dated September 3, 1999

     This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 8 dated September 3, 1999 and the supplements to prospectus dated November 7, 2000 and February 5, 2001.

TABLE OF CONTENTS
                                                                            Page
Status of Series 8 Offering....................................................1
Local Limited Partnership Investments..........................................1

STATUS OF SERIES 8 OFFERING

     As of the date hereof, Series 8 has received subscriptions in the amount of $3,429,000 (3,429 Units). Of the total, $60,000 currently is represented by investor promissory notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

     Series 8 has acquired an interest in Butler Plaza Apts., II LP, a Missouri limited partnership. This entity is referred to herein as a local limited partnership. Butler owns the Butler Plaza Apartments in Butler, Missouri.

     WNC & Associates, Inc. believes that Series 8 is reasonably likely to retain its interest in Butler. However, Series 8 may not do so as a result of one or more factors. For example, Butler may fail to satisfy one or more conditions precedent to the investment of Series 8. Series 8 may fail to raise additional capital necessary to complete the purchase of its investment in Butler. Moreover, the terms of the acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 8 to retain an investment in Butler on the indicated terms in deciding whether to invest in Series 8.

     The  following  tables  contain  information   concerning  Butler  and  its
property:

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
                                         ESTIMATED    ESTIMATED                              PERMANENT
              PROJECT                    CONSTRUC-    DEVELOPMENT                            MORTGAGE     ANTICIPATED
LOCAL         NAME AND                   TION         COST         NUMBER OF     BASIC       LOAN         AGGREGATE
LIMITED       NUMBER        LOCATION     COMPLETION   (INCLUDING   APARTMENT     MONTHLY     PRINCIPAL    TAX CREDITS
PARTNERSHIP   OF BUILDINGS  OF PROPERTY  DATE         LAND COST)   UNITS         RENTS       AMOUNT       (1)
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------
BUTLER        Butler Plaza  Butler       January      $1,522,500   16 2BR Units  $310        $321,063     $1,230,750
              Apartments    (Bates       2002                      4 3BR Units   $360        MHDC (2)
                            County),
              5 buildings   Missouri
------------- ------------- ------------ ------------ ------------ ------------- ----------- ------------ ------------

1 Low income housing tax credits are available over a 10-year period. In the first credit year, Series 8 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 8 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2. Missouri Housing Development Commission will provide the mortgage loan for a term of 30 years at an annual interest rate of 1%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

Butler, Missouri is the county seat of Bates County. It is located on U.S. Highway 71 near the western border of the state. It is approximately 50 miles south of Kansas City. The population of Bates County is approximately 16,500. The major employers for Butler residents are Thorpe Manufacturing (display fixtures), Tiona (trucking), and Walmart.

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

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
                                          LOCAL                          SHARING RATIOS:
LOCAL           LOCAL                     GENERAL        SHARING         ALLOCATIONS (4) AND
LIMITED         GENERAL      PROPERTY     PARTNER        RATIOS:         SALE OR REFINANCING  SERIES 8's CAPITAL
PARTNERSHIP     PARTNER      MANAGER (1)  FEES (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)
--------------- ------------ ------------ -------------- --------------- -------------------- -------------------
BUTLER          MBL          Invesco      $180,000       Series 8: $500  99.98/.01/.005/      $891,030
                Development  Properties,                 LGP: 70% of     .005
                Co. (7)      Inc. (8)                    the balance     50/50
                                                         The balance:
                                                         15/85
--------------- ------------ ------------ -------------- --------------- -------------------- -------------------

1. The local limited partnership will employ either its local general partner or an affiliate of its local general partner, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. The local limited partnership will pay its local general partner or an affiliate of its local general partner fees for development services.

3. Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 8 and the local general partner of the local limited partnership for each year of operations. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of
     (i) Series 8, (ii) WNC Housing, L.P., an affiliate of WNC & Associates, Inc. which is the special limited partner, (iii) the local general partner, and (iv) the original limited partner.

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 8, and (ii) the local general partner. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

6. Series 8 will make its capital contributions in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. D. Kim Lingle is the president and owner of MBL Development Co., which has the primary goal of developing and constructing affordable housing. Mr. Lingle has a background in banking and development. MBL Development Co. has represented to Series 8 that its total shareholder's equity was in excess of $650,000 as of December 31, 2000. Construction completion and operating deficit guarantees are being provided by Mr. Lingle. Mr. Lingle, age 44, has represented to Series 8 that he had a net worth in excess of $2,500,000 as of March 31, 2001.

8. Invesco Properties, Inc. was formed in May 1998 by D. Kim Lingle. Currently, Invesco Properties, Inc. manages seven properties consisting of 250 units in Missouri and Iowa, all of which are low income housing tax credit properties.








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